Exhibit 2.7

SIXTH AMENDMENT TO

MERGER AGREEMENT

This SIXTH AMENDMENT TO MERGER AGREEMENT (this “Amendment”), executed and effective as of September 6, 2023 (the “Effective Date”), is made by and among SilverSun Technologies, Inc., a Delaware corporation (“Parent”), Rhodium Enterprises Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub I”), Rhodium Enterprises Acquisition LLC, a Delaware limited liability company and direct wholly owned subsidiary of Parent (“Merger Sub II” and together with Parent and Merger Sub I, the “Parent Entities”), and Rhodium Enterprises, Inc., a Delaware corporation (the “Company”, and collectively with the Parent Entities, the “Parties”), to that certain Agreement and Plan of Merger, dated as of September 29, 2022 (as amended, the “Merger Agreement”), by and among the Parties.

WITNESSETH:

WHEREAS, in accordance with Section 8.08 of the Merger Agreement, the Merger Agreement may be amended by an instrument in writing signed by the Parent Entities and the Company;

WHEREAS, the Merger Agreement was executed on September 29, 2022, and previously amended on each of October 20, 2022; December 21, 2022; March 13, 2023; April 28, 2023; and July 11, 2023; and

WHEREAS, each of the Parent Entities and the Company desire to further amend the Merger Agreement as set forth in this Amendment.

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, each of the Parent Entities and the Company agree as follows:

1.	Section 5.01(c) is hereby deleted and replaced in its entirety with the following:

(c) Capital Stock. (i) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) issue, deliver or sell to any Continuing Company Employee any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than pursuant to the vesting, exercise or settlement of awards under Company Equity Plan (including Company RSUs) outstanding as of the date of this Agreement and grants of awards under the Company Equity Plan (including Company RSUs) in the Company’s sole discretion) or (iv) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock (other than in connection with an Alternative Transaction);

2.	Section 5.01(g) is hereby deleted in its entirety.

3.	Section 5.02(c) is hereby deleted and replaced in its entirety with the following:

(c) Capital Stock. (i) adjust, split, combine or reclassify its capital stock, (ii) redeem, purchase or otherwise acquire, directly or indirectly, any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock, (iii) issue, deliver or sell to any Parent Employee any additional shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock or such securities (other than pursuant to the exercise of Parent Stock Options outstanding as of the date of this Agreement and in accordance with their terms) or (iv) enter into any Contract with respect to the sale, voting, registration or repurchase of its capital stock (other than in connection with an Alternative Transaction);

4.	Section 5.02(e) is hereby deleted in its entirety.

5.	Section 5.02(f) is hereby deleted and replaced in its entirety with the following:

(f) Acquisitions. Acquire, by merger, consolidation, acquisition of equity interests or assets, or otherwise, any business, any material assets or properties, or any corporation, partnership, limited liability company, joint venture or other business organization or division of such business organization, if the consideration paid by the Parent Entities in connection with any such acquisition individually, or all such acquisitions in the aggregate, would exceed $7,000,000 (other than in connection with an Alternative Transaction);

6.	Section 5.04 is hereby deleted and replaced in its entirety with the following:

Section 5.04	Intervening Events; Alternative Transactions.

(a) Reserved.

(b) Reserved.

(c) No Change in Recommendation. Prior to the Specified Time:

(i) the Parent Board shall not, except as set forth in this Section 5.04, withhold, amend, withdraw, qualify or modify (and the Parent Board shall not publicly propose to withhold, amend, withdraw, qualify or modify the Parent Board Recommendation), in a manner adverse to the Company, including with respect to its recommendation to the stockholders of Parent that they vote in favor of approving and adopting this Agreement, the Merger, and the Transactions, the Parent Board Recommendation;

(ii) the Parent Board shall include the Parent Board Recommendation in the Parent Registration Statement and the Proxy Statement and shall use reasonable best efforts to solicit such approval;

(iii) [Reserved];

(iv) [Reserved];

(v) [Reserved];

(vi) the Parent Board (or any committee of the Parent Board) shall not otherwise resolve, propose or agree to do any of the foregoing actions described in clauses (i) through (ii) (any action described in clauses (i) through (ii), a “Parent Adverse Recommendation Change”); and

(vii) [Reserved].

(viii) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Specified Time, the Parent Board may make a Parent Adverse Recommendation Change in response to an Intervening Event if the Parent Board determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be a breach of the Parent Board’s fiduciary duties under applicable Law, only if all of the following conditions are satisfied:

(A) Parent shall have first provided the Company an Intervening Event Notice at least five Business Days in advance advising the Company that Parent intends to make a Parent Adverse Recommendation Change (it being understood and hereby agreed that the delivery and receipt of any such Intervening Event Notice shall not, in and of itself, be deemed to be a Parent Adverse Recommendation Change) and specifying, in reasonable detail, the Intervening Event;

(B) during the applicable Intervening Event Notice Period (or any mutually agreed extension or continuation thereof), Parent and its Representatives shall negotiate in good faith with the Company and its officers, directors and other Representatives regarding any changes to the terms of this Agreement and any other proposals made by the Company so that a failure to effect a Parent Adverse Recommendation Change in response to such Intervening Event would no longer be inconsistent with the Parent Board’s fiduciary duties under applicable Law;

(C) the Company does not make, within the applicable Intervening Event Notice Period (or any extension or continuation thereof) after the receipt of such notice, a proposal that would, in the good faith judgment of the Parent Board (after consultation with outside legal counsel), cause the failure to effect a Parent Adverse Recommendation Change in response to such Intervening Event to no longer be inconsistent with the Parent Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change in any event, occurrence or facts relating to such Intervening Event shall require a new Intervening Event Notice with a new Intervening Event Notice Period ending on the day that is three Business Days after such material change); and

(D) following the Intervening Event Notice Period, the Parent Board shall have determined in good faith (after consultation with its outside legal counsel) that the failure to effect a Parent Adverse Recommendation Change in response to such Intervening Event would continue to be a breach of the Parent Board’s fiduciary duties under applicable Law.

(ix) [Reserved].

(d) Certain Permitted Disclosure. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall prohibit Parent, any of its Subsidiaries or the Parent Board from (i) taking and disclosing to its stockholders a position with respect to a tender offer contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (none of which, in and of itself, shall be deemed to constitute a Parent Adverse Recommendation Change), or (ii) making any disclosure to Parent’s stockholders if, in the good faith judgment of the Parent Board, after consultation with outside counsel, failure to so disclose would reasonably likely result in a breach of its fiduciary duties under applicable Law, it being understood that nothing in the foregoing shall be deemed to permit Parent or the Parent Board (or a committee of the Parent Board) to effect a Parent Adverse Recommendation Change other than in accordance with Section 5.04(c).

(e) [Reserved].

(f) Alternative Transaction. Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, (x) nothing in this Agreement shall prohibit the Parent Entities, the Company, or their respective Subsidiaries and Representatives from entertaining, soliciting, initiating, responding to, proposing, encouraging, facilitating, assisting in, entering into an agreement with respect to, and, subject to the Payment Obligation (if applicable), closing upon a transaction, directly or indirectly, (A) involving the sale of such Party or a material Subsidiary of such Party to a third party resulting in a Change of Control (defined below) of such Party, (B) involving the sale of (x) assets of such Party, in a single transaction or series of related transactions, with a value in the aggregate amount of $100,000,000 or more to a third party or (y) all or substantially all of the assets of such Party to a third party (other than a sale of all or substantially all of a Party’s assets to a wholly-owned Subsidiary of such Party), or (C) in the case of the Parent, involving any merger, consolidation, share exchange, business combination or other similar transaction that is required to be submitted to a vote at a meeting of the stockholders of Parent (each, an “Alternative Transaction”), and (y) neither Parent’s nor the Company’s consent, as applicable, shall be required to take any of the actions set forth in Section 5.01 or Section 5.02, respectively, of this Agreement, in connection with any Alternative Transaction; provided, that, neither Party shall be permitted to enter into a definitive agreement with respect to an Alternative Transaction on or after the date the Parent Registration Statement is declared effective by the SEC in accordance with the terms of this Agreement. For the avoidance of doubt, this Agreement and the transactions contemplated hereby shall not be deemed to be an Alternative Transaction. A “Change of Control” of a Party means the occurrence of any of the following events or series of events: (a) any Person or any group of Persons acting together that would constitute a “group” for purposes of Section 13(d) of the Securities and Exchange Act of 1934, or any successor provisions thereto (excluding a corporation or other entity owned, directly or indirectly, by the equityholders of such Party or its material Subsidiary, as applicable, in substantially the same proportions as their ownership of securities of the Party or the material Subsidiary of such Party, as applicable) is or becomes the beneficial owner, directly or indirectly, of securities of such Party or the material Subsidiary of such Party, as applicable, representing more than 50% of the combined voting power of the Party’s or material Subsidiary’s then outstanding voting securities; (b) there is consummated a merger, share exchange or consolidation of such Party or material Subsidiary of such Party with any other corporation or other entity, and, immediately after the consummation of such merger, share exchange or consolidation, either (i) the members of the board of directors (or similar governing body) immediately prior to the merger, share exchange or consolidation do not constitute at least a majority of the members of the board of directors (or similar governing body) of the company surviving the merger or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (ii) the voting securities of such Party or material Subsidiary of such Party immediately prior to such merger, share exchange or consolidation do not continue to represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof; or (c) the equityholders of such Party or material Subsidiary of such Party approve a plan of complete liquidation or dissolution of such Party, as applicable.

7.	Section 5.05(c) is hereby deleted and replaced in its entirety with the following:

(c) Parent shall use its reasonable best efforts to (i) respond to any comments on the Parent Registration Statement and Form 10 or requests for additional information from the SEC as soon as practicable after receipt of any such comments or requests (including, in the event the Company issues and sells shares of preferred stock in accordance with Section 5.01(c), provide the SEC with all information reasonably necessary to amend the Parent Registration Statement or the Form 10), (ii) have the Parent Registration Statement and the Form 10 cleared by the SEC as promptly as practicable following their filing with the SEC, (iii) prior to or during the 5 Business Day period following the date the SEC confirms that it has no further comments on the Parent Registration Statement, subject to receipt of prior written consent of the Company, and thereafter, subject to 24 hours advance written notice to the Company, set a record date for the Parent Stockholders Meeting, (iv) during the 5 Business Day period following the date the SEC confirms that it has no further comments on the Parent Registration Statement, subject to receipt of prior written consent of the Company, and thereafter, subject to 24 hours advance written notice to the Company, cause the Parent Registration Statement to be declared effective and mailed to the stockholders of Parent as promptly as practicable, and (v) cause the Form 10 to become automatically effective sixty days from its filing, if not sooner. For the avoidance of doubt and except as otherwise provided in (iii) and (iv) above, Parent agrees that it shall not set a record date of the Parent Stockholders Meeting or cause the Parent Registration Statement to be declared effective without the prior written consent of the Company (which may be withheld in the Company’s sole discretion). Parent shall promptly (A) notify the Company upon the receipt of any such comments or requests and (B) provide the Company with copies of all correspondence relating to the Parent Registration Statement and Form 10 between Parent and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Before responding to any such comments or requests or the filing or mailing of the Parent Registration Statement and the Form 10, Parent (x) shall provide the Company with a reasonable opportunity to review and comment on any drafts of the Parent Registration Statement the Form 10 and related correspondence and filings and (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by the Company.

8.	Section 5.11 is hereby deleted and replaced in its entirety with the following:

Section 5.11 Public Announcements. The Parties shall consult with each other before issuing any press release or otherwise making any public statements or other public communication about this Agreement, any Ancillary Agreement or any of the Transactions. No Party shall issue any such press release or make any such public statement prior to such consultation and any such prelease or public statement or other public communication shall be subject to the prior mutual approval of Parent and the Company (which approval shall not be unreasonably withheld, conditioned or delayed by either Party), except to the extent required by applicable Law or Nasdaq rules, in which case that Party shall use its reasonable best efforts to consult with the other Party before issuing any such release or making any such public statement; provided, however, subject to Section 5.04, that prior approval shall not be required, and no Party shall be required to consult with any other Party in connection with, or provide the other an opportunity to review or comment upon, any press release or other public statement or comment to be issued or made in connection with any transaction permitted under Section 5.04(f) or with respect to any Takeover Proposal. Notwithstanding the foregoing, without the prior consent of the other parties, the Company or Parent may (a) communicate with its respective customers, vendors, suppliers, financial analysts, investors and media Representatives in a manner consistent with its past practice in compliance with applicable Law to the extent such communications consist of information included in a press release or other document previously approved for external distribution by the other Party, (b) issue public statements or disseminate information to the extent solely related to the operation of the business of such Party and (c) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 5.11. Each of Parent and the Company will issue a joint press release announcing the execution of this Agreement.

9.	Section 5.16 is hereby deleted in its entirety and replaced with the following:

Section 5.16 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) the occurrence of any event known to it which would reasonably be expected to, individually or in the aggregate cause to be unsatisfied in any material respect at any time prior to the Effective Time any condition, with respect to Parent, set forth in Sections 6.01 and 6.03, and with respect to the Company, set forth in Sections 6.01 or 6.02, (b) any action, suit, proceeding, inquiry or known investigation pending or, to the Knowledge of the Company or Parent, threatened which questions or challenges the validity of this Agreement or the ability of any party to consummate the Transactions or (c) entry into a definitive agreement with respect to an Alternative Transaction; provided, however, that the delivery of any notice pursuant to this Section 5.16 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice nor shall the party giving such notice be prejudiced with respect to any such matters solely by virtue of having given such notice.

10.	Section 7.02 is hereby deleted and replaced in its entirety with the following:

Section 7.02 Termination by Either Parent or the Company. This Agreement may be terminated, and the Transactions abandoned, by either Parent or the Company at any time before the First Effective Time, by written notice from such Party to the other Party:

(a) if the Closing has not occurred on or before September 30, 2023 (the “Termination Date”), except that the right to terminate this Agreement under this Section 7.02(a) shall not be available to any Party who is then in material breach of this Agreement;

(b) the Requisite Parent Vote has not obtained by reason of the failure to obtain the required vote at a Parent Stockholders Meeting (or any adjournment or postponement of such meeting) duly convened for such purpose, except that the right to terminate this Agreement under this Section 7.02(b) shall not be available to Parent where the failure to obtain the Requisite Parent Vote has been caused by the action or failure to act either of the Parent Entities and such action or failure to act constitutes a material breach by any of the Parent Entities of this Agreement;

(c) if any Law or Order is enacted, issued, promulgated or entered by a Governmental Authority of competent jurisdiction (including Nasdaq) that permanently enjoins, or otherwise prohibits the consummation of the Transactions, and (in the case of any Order) such Order has become final and nonappealable; or

(d) either Party enters into a definitive agreement with respect to an Alternative Transaction.

11.	Section 7.03(b) is hereby deleted and replaced in its entirety with the following:

(a) if (i) the Parent Board approves, endorses, solicits or recommends to stockholders an Alternative Transaction or (ii) a tender offer, exchange offer or other transaction for any outstanding shares of capital stock of a Parent Entity is commenced before obtaining the Requisite Parent Vote and the Parent Board fails to recommend against acceptance of such Alternative Transaction, tender offer, exchange offer or other transaction by its stockholders within ten Business Days after commencement of such Alternative Transaction, tender offer, exchange offer or other transaction;

12.	The following shall be added in its entirety to Article VII as Section 7.06:

Section 7.06 Fees and Expenses Following Termination. (a) If this Agreement is terminated by either Party pursuant to Section 7.02(d) and the Party that entered into the definitive agreement with respect to an Alternative Transaction that resulted in such termination pursuant to Section 7.02(d) subsequently completes such Alternative Transaction, then such Party shall pay, or cause to be paid, to the other Party (Parent or the Company, as applicable), by wire transfer of immediately available funds, an amount equal to $3,250,000 (the “Payment Obligation”) at the time of the closing of such Alternative Transaction. For the avoidance of doubt, the Parties agree that (x) if such Alternative Transaction that resulted in such termination pursuant to Section 7.02(d) is ultimately not consummated, then no Payment Obligation will be due or payable hereunder, and (y) if a Party becomes responsible for a Payment Obligation hereunder, the other Party shall not, under any circumstances, be subject to a Payment Obligation.

(b) Parent and the Company acknowledge that the fees and the other provisions of this Section 7.06 are an integral part of the Transactions and that, without these agreements, Parent and the Company would not enter into this Agreement.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to Section 7.05 and Section 8.16, if a Parent Entity is required to pay the Payment Obligation as a result of a termination of this Agreement as contemplated in Section 7.06(a), then the Company’s right to receive payment of the Payment Obligation pursuant to Section 7.06(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of the Company and its Affiliates for (A) the damages suffered as a result of the failure of the Transactions to be consummated and (B) any other damages suffered as a result of or in connection with this Agreement and the Transactions, and upon payment of the Payment Obligation in accordance with this Section 7.06, none of the Parent Entities or any of their respective Affiliates, respective current or former stockholders, directors, managers, officers, employees, agents, advisors or other Representatives (collectively, the “Parent Related Parties”) shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions; provided, that the foregoing shall not impair the rights of the Company, if any, to obtain an order of specific performance in accordance with Section 8.16. The Parties acknowledge and agree that in no event will (i) the Parent Entities be required to pay the Payment Obligation on more than one occasion or (ii) in the event the Payment Obligation becomes due and payable by Parent, will any Parent Entity have Liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate in excess of the Payment Obligation for breaches of this Agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform under this Agreement (whether willfully, intentionally, unintentionally or otherwise).

(d) Notwithstanding anything to the contrary in this Agreement, but subject to Section 7.05 and Section 8.16, if the Company is required to pay the Payment Obligation as a result of a termination of this Agreement as contemplated in Section 7.06(a), then, Parent’s right to receive payment of the Payment Obligation pursuant to Section 7.06(a) shall be the sole and exclusive remedy (whether at law, in equity, in contract, tort or otherwise) of the Parent Entities and their respective Affiliates for (A) the damages suffered as a result of the failure of the Transactions to be consummated and (B) any other damages suffered as a result of or in connection with this Agreement and the Transactions, and upon payment of the Payment Obligation in accordance with this Section 7.06, none of the Company or any of its Affiliates, respective current or former stockholders, directors, managers, officers, employees, agents, advisors or other Representatives (collectively, the “Company Related Parties”) shall have any further Liability or obligation relating to or arising out of this Agreement or the Transactions. The Parties acknowledge and agree that in no event will (i) the Company be required to pay the Payment Obligation on more than one occasion, or (ii) in the event the Payment Obligation becomes due and payable by the Company, will the Company have Liability for monetary damages (including monetary damages in lieu of specific performance) in the aggregate in excess of the Payment Obligation for breaches of this Agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform under this Agreement (whether willfully, intentionally, unintentionally or otherwise).

(e) Except as set forth in Section 5.04(f) and this Section 7.06, all Expenses incurred in connection with this Agreement and the Transactions shall be paid in accordance with the provisions of Section 5.12.

13.	Section 8.01(iii) is hereby deleted in its entirety.

14.	Sections 8.01(vvv)-(xxx) are hereby deleted in their entirety.

15.	Section 8.16 is hereby deleted and replaced in its entirety with the following:

Section 8.16 Specific Performance. The Parties agree that irreparable injury would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and each Party further agrees that, (a) notwithstanding the Payment Obligation provided for in this Agreement, damages to such Party caused by the non-occurrence of the Closing, including damages related to reputational harm, customer or employee losses, increased costs, harm to such Party’s business, and/or a reduction in the actual or perceived value of such Party or any of its direct or indirect Subsidiaries, would be difficult or impossible to calculate, (b) the provisions of Section 7.06 are not intended to and do not adequately compensate such Party for the harm that would result from a breach by the other Party, and will not be construed to diminish or otherwise impair in any respect any of such Party’s rights to an injunction, specific performance or other equitable relief, and (c) the right of specific performance is an integral part of this Agreement and without that right such Party would not have entered into this Agreement. Further, it is explicitly agreed that each Party shall have the right to an injunction, specific performance or other equitable relief with respect to the other Party’s obligations to consummate the Transactions. It is further agreed that each Party shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware or other court of the United States as specified in Section 8.05, and the Parties waive any requirement for the posting of any bond or similar collateral in connection with any such equitable relief. Each Party agrees that it will not oppose the granting of an injunction or specific performance on the basis that (i) the other Party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. The foregoing notwithstanding, each Party agrees that its rights under this Section 8.16 shall terminate upon its receipt from the other Party of the Payment Obligation.

16.	Except as expressly amended or modified hereby, the terms and conditions of the Merger Agreement shall continue in full force and effect among the Parties. This Amendment shall form a part of the Merger Agreement for all purposes, and each Party shall be bound by this Amendment.

17.	All capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Merger Agreement. Each reference to “this Agreement” and each other similar reference contained in the Agreement shall, after this Amendment becomes effective, refer to the Merger Agreement as amended by this Amendment.

18.	This Amendment may be executed in any number of counterparts (including by means of facsimile and electronically transmitted portable document format (.pdf) signature pages), each of which shall be an original but all of which together shall constitute one and the same instrument.

19.	The provisions of Article 8 of the Merger Agreement are incorporated by reference, mutatis mutandis, as if set forth in full in this Amendment.

20.	Each party to this Amendment represents and warrants that it has obtained all corporate, board and other approvals necessary to execute and deliver this Amendment and for this Amendment to be effective.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the Effective Date.

SILVERSUN
SilverSun Technologies, Inc.

By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer

MERGER SUB I
Rhodium Enterprises Acquisition Corp.

By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer

MERGER SUB II
Rhodium Enterprises Acquisition LLC

By:	/s/ Mark Meller
Name:	Mark Meller
Title:	Chief Executive Officer

RHODIUM

Rhodium Enterprises, Inc.

By:	/s/ Chase Blackmon
Name:	Chase Blackmon
Title:	Chief Executive Officer